Filed Pursuant to Rule 424(b)(2)
File No. 333-180989

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Subordinated Medium Term Notes, Series M, Fixed Rate Notes	$2,000,000,000	99.704%	$1,994,080,000	$256,837.50

(1)	The total filing fee of $256,837.50 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 11 dated October 21, 2013

(to Prospectus Supplement dated May 25, 2012

and Prospectus dated April 27, 2012)

WELLS FARGO & COMPANY

Subordinated Medium-Term Notes, Series M

Fixed Rate Notes

Aggregate Principal Amount

Offered:	$2,000,000,000

Trade Date:	October 21, 2013

Original Issue Date (T+5):	October 28, 2013

Stated Maturity Date:	November 2, 2043

Interest Rate:	5.375%

Interest Payment Dates:	Each May 2 and November 2, commencing May 2, 2014, and at maturity

Price to Public (Issue Price):	99.704%, plus accrued interest, if any, from October 28, 2013

Agent Discount

(Gross Spread):	0.875%

All-in Price (Net of

Agent Discount):	98.829%, plus accrued interest, if any, from October 28, 2013

Net Proceeds:	$1,976,580,000

Benchmark:	UST 2.875% May 15, 2043

Benchmark Yield:	3.695%

Spread to Benchmark:	+170 basis points

Re-Offer Yield:	5.395%

Listing:	None

Subordination:

The notes will rank equally with all of our other subordinated notes and, together with such other subordinated notes, will be subordinated to all of our existing and future Senior Debt, as defined under “Description of Debt Securities—Subordination” in the accompanying prospectus. As of June 30, 2013, on a non-consolidated basis, Wells Fargo & Company had approximately $56.7 billion of Senior Debt outstanding, excluding obligations under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts. In addition, Wells Fargo & Company was obligated on such date under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts to which the notes will be subordinated pursuant to the terms of the subordinated indenture.

See “Description of the Notes” in the accompanying prospectus supplement and “Description of the Debt Securities—Subordination” in the accompanying prospectus for additional information regarding subordination.

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$1,600,000,000

Agents (Senior Co-Managers):	Citigroup Global Markets Inc.	48,000,000
	Credit Suisse Securities (USA) LLC	48,000,000
	Goldman, Sachs & Co.	48,000,000
	J.P. Morgan Securities LLC	48,000,000
	Morgan Stanley & Co. LLC	48,000,000

Agents (Junior Co-Managers):	Barclays Capital Inc.	10,000,000
	BB&T Capital Markets, a division of BB&T Securities, LLC	10,000,000
	BMO Capital Markets Corp.	10,000,000
	Capital One Securities, Inc.	10,000,000
	CastleOak Securities, L.P.	10,000,000
	CIBC World Markets Corp.	10,000,000
	Deutsche Bank Securities Inc.	10,000,000
	HSBC Securities (USA) Inc.	10,000,000
	Loop Capital Markets LLC	10,000,000
	Merrill Lynch, Pierce, Fenner & Smith
	Incorporated	10,000,000
	National Bank of Canada Financial Inc.	10,000,000
	RBC Capital Markets, LLC	10,000,000
	Samuel A. Ramirez & Company, Inc.	10,000,000
	TD Securities (USA) LLC	10,000,000
	UBS Securities LLC	10,000,000
	The Williams Capital Group, L.P.	10,000,000

	Total	$2,000,000,000

Plan of Distribution:

On October 21, 2013, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 98.829%, plus accrued interest, if any, from October 28, 2013. The purchase price equals the issue price of 99.704% less a discount of 0.875% of the principal amount of the notes.

Certain U.S. Federal

Income Tax Consequences:

As discussed in the accompanying prospectus under “Certain U.S. Federal Income Tax Considerations,” legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, that will impose a 30% withholding tax on withholdable payments (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the U.S. Department of the Treasury (“Treasury”) to, among other things, collect and provide to it substantial information regarding such institution’s United States financial account holders, including certain account holders that are foreign entities with United States owners. The legislation also generally imposes a 30% withholding tax on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial United States owners or a certification identifying the direct and indirect substantial United States owners of the entity. “Withholdable payments” include payments of interest with respect to notes from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest from sources within the United States, unless the payments of interest or gross proceeds are effectively connected with the conduct of a United States trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made with respect to the notes. Under final Treasury regulations effective January 28, 2013 and other administrative guidance, these withholding and reporting requirements with respect to interest will be delayed until July 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2017. Further, withholding will not apply to notes outstanding on July 1, 2014, unless such notes undergo a significant modification after that date. Investors are urged to consult their own tax advisors regarding the application of the legislation and proposed regulations to the notes.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	94974BFP0

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